Filed Pursuant To Rule 433 Registration No. 333-207423 December 11, 2015 December 2015 The RMR Group Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the distribution of its Class A Shares by Government Properties Income Trust, Hospitality Properties Trust, Select Income REIT and Senior Housing Properties Trust to their shareholders. You should read the prospectus in that registration statement and other documents The RMR Group Inc. has filed with the SEC for more complete information about The RMR Group Inc. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The RMR Group Inc. will arrange to send you the prospectus if you request it by calling (617) 796-8230 or sending an e-mail to ir@rmrgroup.com. The prospectus may be accessed directly through the following address: www.rmrgroup.com/documents/rmrshareoffering.pdf.

WARNI NGREG ARDI NG FO RWARDLO O KI NG STATEM ENTS AND DI SCLAI M ERS THIS PRESENTATION INCLUDES FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. FORWARD LOOKING STATEMENTS ARE GENERALLY IDENTIFIABLE BY USE OF FORWARD LOOKING TERMINOLOGY, SUCH AS “MAY,” “WILL,” “SHOULD,” “POSSIBLE,” “INTEND,” “EXPECT,” “ANTICIPATE,” “ESTIMATE,” “APPROXIMATELY,” “BELIEVE,” “COULD,” “PROJECT” OR OTHER SIMILAR WORDS OR EXPRESSIONS. ALTHOUGH THE RMR GROUP INC. (“RMR”) BELIEVES THAT THE EXPECTATIONS REFLECTED IN THESE FORWARD LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, RMR’S ACTUAL ASSETS UNDER MANAGEMENT, REVENUES, EARNINGS AND PERFORMANCE MAY DECLINE MATERIALLY FROM THOSE SET FORTH IN THE FORWARD LOOKING STATEMENTS AND THE ACTUAL DIVIDENDS RMR PAYS TO ITS SHAREHOLDERS MAY BE REDUCED FROM THOSE EXPECTED OR EVEN ELIMINATED. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON RMR’S BUSINESS, ASSETS UNDER MANAGEMENT, REVENUES, EARNINGS AND PERFORMANCE INCLUDE, BUT ARE NOT LIMITED TO: (A) SUBSTANTIALLY ALL OF RMR’S REVENUES ARE DERIVED FROM SERVICES TO FOUR MANAGED REITS AND THREE REAL ESTATE OPERATING COMPANIES AND A LOSS OF ANY OF THESE CLIENTS OR A DECLINE IN THE BUSINESS, ASSETS OR MARKET CAPITALIZATION OF ANY OF THESE CLIENTS COULD BE SIGNIFICANT; (B) CHANGING MARKET CONDITIONS, INCLUDING RISING INTEREST RATES; (C) COMPETITION FROM OTHER ASSET MANAGERS; (D) POTENTIAL FOR TERMINATION OF RMR’S MANAGEMENT AGREEMENTS WITH ITS CLIENT COMPANIES; (E) LITIGATION RISKS; (F) THE IMPACT OF ANY CONFLICTS OF INTEREST ARISING FROM RMR’S MANAGEMENT ACTIVITIES; (G) RMR’S ABILITY TO RETAIN KEY PERSONNEL; (H) RISKS RELATED TO NEW BUSINESS INITIATIVES RMR MAY PURSUE IN THE FUTURE; AND (I) RISKS ASSOCIATED WITH RMR RECENTLY BECOMING A PUBLIC COMPANY AND WHETHER A LIQUID MARKET WILL DEVELOP FOR ITS CLASS A COMMON SHARES. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS OR THEIR IMPLICATIONS. YOU SHOULD READ RMR’S PROSPECTUS (THE “PROSPECTUS”), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON NOVEMBER 16, 2015, ESPECIALLY THE SECTIONS ENTITLED “RISK FACTORS” AND “WARNING CONCERNING FORWARD LOOKING STATEMENTS”, FOR OTHER REASONS WHY OUR FORWARD LOOKING STATEMENTS MAY NOT OCCUR. THIS PRESENTATION INCLUDES ADJUSTED REVENUE, ADJUSTED NET INCOME AND ADJUSTED EBITDA AMOUNTS FOR RMR, WHICH ARE NOT MEASURES PRESCRIBED BY ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (“U.S. GAAP”), AND THIS INFORMATION SHOULD NOT BE CONSIDERED AS AN ALTERNATIVE TO NET INCOME, INCOME FROM CONTINUING OPERATIONS, OPERATING PROFIT, CASH FLOW FROM OPERATIONS OR ANY OTHER OPERATING OR LIQUIDITY PERFORMANCE MEASURE PRESCRIBED BY U.S. GAAP. THIS PRESENTATION ALSO INCLUDES CERTAIN ADJUSTED FINANCIAL DATA FOR RMR ON A PRO FORMA BASIS GIVING EFFECT TO THE UP-C TRANSACTION AS IF IT OCCURRED AS OF OCTOBER 1, 2014. THE FINANCIAL DATA PRESENTED IS NOT A FULL PRO FORMA PRESENTATION IN ACCORDANCE WITH THE GUIDANCE IN REGULATION S-X. FOR AN EXPLANATION OF THE PRO FORMA FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 2015, INCLUDING A DESCRIPTION OF THE ADJUSTMENTS MADE THERETO, PLEASE REFER TO RMR’S DRAFT REGISTRATION STATEMENT FILED WITH THE SEC ON JULY 31, 2015. FOR AN EXPLANATION OF THE PRO FORMA FINANCIAL INFORMATION FOR THE NINE MONTHS ENDED JUNE 30, 2015, INCLUDING A DESCRIPTION OF THE ADJUSTMENTS MADE THERETO, PLEASE REFER TO THE PROSPECTUS. 2

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Stock Listing Summary Company Name: The RMR Group Inc. Exchange & Ticker: NASDAQ: RMR Shares Distributed: 7.1 million shares of Class A Common Stock(1) Economic Interest: 44% (23% indirect economic interest in The RMR Group LLC)(2) Record Date Friday, November 27, 2015 Distribution Ratios: 0.0166 / HPT share 0.0111 / SNH share 0.0177 / SIR share 0.0108 / GOV share Distribution Date: Monday, December 14th (“Regular Way” trading of RMR begins Tuesday, December 15th) Initial RMR Dividend: $1.00 per share per year ($0.25 per share per quarter)(3) Does not include 441,056 shares of Class A Common Stock being distributed to, and retained by, GOV as a shareholder of SIR. Indirect economic interest in The RMR Group LLC is held through The RMR Group Inc. and is subject to The RMR Group Inc.’s liabilities, including those under the Tax Receivable Agreement. RMR currently plans that the first quarterly dividend after the Distribution will include a pro-rata dividend for the period from the Distribution Date (December 14, 2015) to December 31, 2015 plus a dividend for the three month period ended March 31, 2016 and will be paid in the second calendar quarter of 2016. The declaration and payment of dividends is at the discretion of our Board of Directors of RMR, which may change RMR’s distribution or discontinue the payment of dividends at any time.

Company Overview RMR is an alternative asset management company with $22.1 billion of assets under management, including more than 1,300 real estate properties. RMR’s business primarily consists of providing management services to: Four publicly traded REITs. Three real estate operating companies. One real estate mutual fund. RMR was founded in 1986 to invest in commercial real estate and manage real estate businesses. RMR has over 400 professionals in its corporate headquarters in Newton, MA and 25 offices throughout the U.S. Note: Data as of June 30, 2015.

Managed REITs The managed REITs have no employees; RMR is responsible for all their day to day operations. Government Properties Income Trust NYSE: GOV Total Mkt. Cap.: $2.3 billion(1) Investment Grade Rated: Baa3 (Moody’s) / BBB- (S&P) GOV owns more than 70 office properties that are majority leased to the U.S. Government and state governments, located in 31 states and Washington, D.C. Select Income REIT NYSE: SIR Total Mkt. Cap.: $4.1 billion(1) Investment Grade Rated: Baa2 (Moody’s) / BBB- (S&P) SIR owns more than 115 office and industrial properties, including leased lands in Hawaii, that are primarily net leased to single tenants, located in 35 states. Hospitality Properties Trust NYSE: HPT Total Mkt. Cap.: $7.5 billion(1) Investment Grade Rated: Baa2 (Moody’s) / BBB- (S&P) HPT owns more than 480 hotels and retail properties, located in 44 states, Puerto Rico and Canada. Senior Housing Properties Trust NYSE: SNH Total Mkt. Cap.: $7.3 billion(1) Investment Grade Rated: Baa3 (Moody’s) / BBB- (S&P) SNH owns more than 400 senior living communities and medical office buildings, located in 43 states and Washington, D.C. RMR earns fees pursuant to 20 year Business Management Agreements and 20 year Property Management Agreements with the managed REITs. Business management revenues principally consist of annual fees based on 50 bps multiplied by the lower of: (1) the historical cost of real estate, or (2) total market capitalization. Property management revenues principally consist of annual fees based on 3.0% of gross rents collected at certain managed properties. Business management incentive fees are equal to 12% of value generated in excess of benchmark index total returns per share, subject to a cap. (1) As of September 30, 2015.

Other Managed Companies Revenues earned from TA, FVE and Sonesta consist of annual fees based on 60 bps multiplied by revenues (as defined). Revenues earned from RIF consist of annual fees based on 85 bps multiplied by average assets under management. Five Star Quality Care, Inc. NYSE: FVE FVE operates more than 270 senior living communities throughout the U.S. TravelCenters of America LLC NYSE: TA TA operates more than 250 full service travel centers located along the U.S. Interstate Highway System plus gasoline/ convenience stores. RMR Real Estate Income Fund NYSE Mkt: RIF RIF is a closed end mutual fund that invests more than $200 million in securities of unaffiliated publicly traded real estate companies. Sonesta International Hotels Corporation Privately Owned Sonesta manages or franchises approximately 60 hotels in nine countries. The RMR managed real estate operating companies combined have more than $12 billion of annual revenues and more than 50,000 employees.(1) (1) As of and for the 12 months ended June 30, 2015. Some of the properties owned by the managed REITs are operated by TA, FVE and Sonesta.

Stable Revenue Base RMR’s revenues are primarily from recurring fees earned under long term agreements with high credit quality companies. 79.5% of RMR’s management services revenues are from the managed REITs.(1) RMR’s agreements with the managed REITs extend for 20 year terms. The businesses of the managed real estate operating companies are conducted in large part at properties under long term leases and management arrangements with the managed REITs. For the nine months ended June 30, 2015. SNH , 34.8% HPT , 30.4% SIR , 20.3% GOV , 14.5% Managed REITs’ Management Services Revenues (1) Managed REITs , 79.5% Managed Real Estate Operating Companies , 14.7% Other, 5.8 % Management Services Revenues (1)

Diverse Sources of Revenues As of June 30, 2015, RMR managed 1,300 properties located throughout the U.S., including 48 states, Washington, D.C. and Puerto Rico, as well as Canada. (1) Based on historical cost of real estate at managed REITs and total assets under management at RIF as of June 30, 2015. Office Properties , 34.6% Hotels , 23.3% Senior Living Communities , 19.4% Retail Properties, 14.3% Industrial Properties , 7.4% Real Estate Securities, 1.1% Assets Under Management (1)

Well Positioned for Growth Since RMR’s founding in 1986, assets under management have grown to $22.1 billion as of June 30, 2015. RMR has grown by working with its clients to expand their businesses and by creating new clients. Since 1986, RMR has assisted its clients in completing over $30.0 billion of financing in over 150 capital raising transactions. We believe RMR’s current management platform provides a solid base for possible future expansion. ($ in thousands) RMR expects to principally use its operating cash flow to fund growth, but has the flexibility to use debt and/or equity to finance expansion, including possible acquisitions, in the future. Selected Balance Sheet Data As of June 30, 2015 (unaudited) Cash 26,528 $ Total debt - Total equity (book) 197,814 $ Total capitalization 197,814 $ Total assets 304,158 $

Attractive Cash Flow and Dividend Cover age Selected Estimated Financial Data (amounts in thousands, except per share data) As of and for Three Months Ended June 30, 2015(1) Adjusted revenues(2) $ 40,193 Adjusted EBITDA(1) As a % of adjusted revenues $ 22,480 55.9% Adjusted net income(3) $ 13,153 Adjusted dividends(4)(5) As a % of adjusted EBITDA As a % of adjusted net income $ 7,750 34.5% 58.9% Adjusted fully diluted shares outstanding(4) 31,000 Per share data: Adjusted revenues(2) Adjusted EBITDA(1) Adjusted net income(3) Adjusted dividends(4)(5) $ $ $ $ 1.30 0.73 0.42 0.25 (1) Estimated financial data for the three months ended June 30, 2015 represents the simple mathematical difference between such data on a pro forma basis for the nine months ended June 30, 2015 and such data on a pro forma basis for the six months ended March 31, 2015. This estimated data does not necessarily reflect what our results of operations for the three months ended June 30, 2015 would be determined in accordance with GAAP or on a pro forma basis in accordance with the guidance in Regulation S-X. See Appendix for reconciliation of the estimated financial data for the three months ended June 30, 2015 and reconciliations of net income to Adjusted EBITDA and adjusted net income and a reconciliation of total revenues to adjusted revenues. See Appendix for reconciliation of total revenues to adjusted revenues. See Appendix for reconciliation of net income to adjusted net income. Adjusted dividends and adjusted fully diluted shares outstanding both assume all shares of The RMR Group LLC owned by RMR Trust are converted into Class A Common Stock of The RMR Group Inc. RMR currently plans that the first quarterly dividend after the Distribution will include a pro-rata dividend for the period from the Distribution Date (December 14, 2015) to December 31, 2015 plus a dividend for the three month period ended March 31, 2016 and will be paid in the second calendar quarter of 2016. 10 (2) (3) (4) (5)

Strong Alignment of Interests The RMR Group LLC The RMR Group Inc. Public Shareholders (7.1 million shares of Class A Common Stock) Managed REITs (HPT, SNH, SIR & GOV) RMR Trust (Barry Portnoy & Adam Portnoy) 51.6% 48.4% 49.6% 6.3% 44.1% The RMR Group Inc. Summary Corporate Structure (1) Indirect economic interest in The RMR Group LLC is held through The RMR Group Inc. and is subject to The RMR Group Inc.’s liabilities, including those under the Tax Receivable Agreement. RMR Trust ( Barry Portnoy & Adam Portnoy), 51.6% Managed REITs (HPT, SNH, SIR & GOV), 25.6% Public Shareholders (7.1 million shares of Class A Common Stock), 22.8% The RMR Group LLC Indirect Economic Interest (1)

Quality and Depth of Management Adam D. Portnoy, Managing Director, President and Chief Executive Officer Since joining RMR in 2003, has held numerous executive officer positions at RMR and its client companies; currently serves on the Boards of HPT, SNH, SIR, GOV and RIF; co-owner of RMR Trust and Sonesta. Barry M. Portnoy, Managing Director and Chairman Founded RMR in 1986; currently serves on the Boards of HPT, SNH, SIR, GOV, TA, FVE and RIF; co-owner of RMR Trust and Sonesta. Jennifer B. Clark, Executive Vice President, General Counsel and Secretary Since joining RMR in 1999, has held numerous senior leadership positions at RMR and its client companies. Matthew P. Jordan, Chief Financial Officer and Treasurer Since joining RMR in 2012, has held various senior finance and accounting positions, including previously serving as Chief Accounting Officer of RMR. Other Executive Officers: David M. Blackman EVP of RMR; President of SIR and GOV David J. Hegarty EVP of RMR; President of SNH Mark L. Kleifges EVP of RMR; CFO of HPT, GOV and RIF Bruce J. Mackey EVP of RMR; President of FVE John G. Murray EVP of RMR; President of HPT Thomas M. O’Brien EVP of RMR; President of TA John C. Popeo EVP of RMR; CFO of SIR Senior management has worked together through several business cycles in which they acquired, financed, managed and disposed of real estate as well as started real estate businesses.

Investment Highlights Stable revenue base from recurring management fees, anchored by 20 year agreements with the managed REITs. Diverse sources of revenues from multiple businesses and a wide range of real estate properties located throughout the U.S. Proven ability to grow fee revenues historically and a balance sheet with zero debt positions RMR well for possible future expansion. Attractive cash flow to fund dividend. Significant insider/executive ownership provides a strong alignment of interests with public shareholders. Experienced and deep management team with proven ability to manage and grow business.

Appendix

Reconciliation of Estimated Financial Data for the Three Months Ended June 30, 2015 and Reconciliation of Net Income to Adjusted EBITDA Pro forma to give effect to the Up-C transaction as if it occurred on October 1, 2014. Estimated financial data for the three months ended June 30, 2015 represents the simple mathematical difference between such data on a pro forma basis for the nine months ended June 30, 2015 and such data on a pro forma basis for the six months ended March 31, 2015. This estimated data does not necessarily reflect what our results of operations for the three months ended June 30, 2015 would be determined in accordance with GAAP or on a pro forma basis in accordance with the guidance in Regulation S-X. See next page. Proforma Proforma Estimated data Nine Months Six Months Three Months Ended Ended Ended June 30, (1) March 31, (1) June 30, (2) 2015 2015 2015 Revenues: Management services 116,167 $ 76,570 $ 39,597 $ Reimbursable payroll and related costs 20,535 14,108 6,427 Advisory services 1,801 1,205 596 Total revenues 138,503 91,883 46,620 Expenses: Compensation and benefits 62,013 41,725 20,288 Seperation expense 116 - 116 General and administrative 18,657 9,687 8,970 Depreciation expense 1,378 935 443 Total expenses 82,164 52,347 29,817 Operating income 56,339 39,536 16,803 Other income 112 83 29 Pretax income 56,451 39,619 16,832 Income tax expense (11,652) (8,177) (3,475) Net income 44,799 $ 31,442 $ 13,357 $ Net income 44,799 $ 31,442 $ 13,357 $ Plus: income tax expense 11,652 8,177 3,475 Plus: depreciation expense 1,378 935 443 EBITDA (3) 57,829 $ 40,554 $ 17,275 $ Plus: separation expense 116 - 116 Plus: other asset amortization 6,434 4,845 1,589 Plus: transaction related costs 3,500 - 3,500 Adjusted EBITDA (3) 67,879 $ 45,399 $ 22,480 $ Please also refer to the reconciliation of our pro forma net income to our pro forma Adjusted EBITDA in The RMR Group Inc. prospectus dated November 16, 2015, as filed with the SEC.

Definition of EBITDA and Adjusted EBITDA Earnings before interest, taxes, depreciation and amortization, or EBITDA, and Adjusted EBITDA are calculated as presented in the table on slide 15. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because, by excluding the effects of certain historical amounts, such as interest, depreciation expense and other non-cash amortization, and certain non-recurring charges such as the transaction related costs in connection with the creation of The RMR Group Inc. and the distribution of its Class A Common Shares, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance and with the performance of other asset management businesses. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principles (GAAP), and should not be considered an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our consolidated statements of comprehensive income and consolidated statements of cash flows. Also, other asset management businesses may calculate EBITDA and Adjusted EBITDA differently than we do.

Reconciliations of Total Revenues to Adjusted Revenues and Net Income to Adjusted Net Income Total Revenues to Adjusted Revenues Estimated data 3 Months Ended June 30, 2015 Total revenues 46,620 Less: reimbursable payroll and related costs (6,427) Total adjusted revenues 40,193 Net Income to Adjusted Net Income Estimated data 3 Months Ended June 30, 2015 Net income $ 13,357 Plus: income tax expense 3,475 Pretax income $ 16,832 Plus: other asset amortization 1,589 Plus: transaction related costs 3,500 Adjusted pretax income $ 21,921 Income tax expense(1) (8,768) Adjusted net income $ 13,153 (1) Equal to 40% of adjusted pretax income. Adjusted revenues and adjusted net income are calculated as presented in the table on this slide. We consider Adjusted revenues and Adjusted net income to be appropriate measures of our operating performance, along with net income. We believe that Adjusted revenues provide useful information to investors because excluding the effects of reimbursable payroll and related costs may facilitate a better understanding of our operating margin. We believe that Adjusted net income provides useful information to investors because by excluding transaction related costs and non cash revenues and normalizing income tax expense based on our current income tax rates, adjusted net income may facilitate a better understanding of our operating performance. Adjusted revenues and adjusted net income should not be considered an alternative to revenues and net income determined in accordance with GAAP, or as an indicator of financial performance. These measures should be considered in conjunction with revenues, net income, operating income and cash flow from operating activities as presented in our consolidated statements of comprehensive income and consolidated statements of cash flows.

December 2015 The RMR Group Two Newton Place 255 Washington Street, Suite 300 Newton, Massachusetts 02458 Phone: (617) 796-8390 Investor Relations Phone: (617) 796-8230 Email: ir@rmrgroup.com